                      SECURITIES AND EXCHANGE COMMISSIONS
                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15a-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of March 2002

                              SCOTTISH POWER PLC
                (Translation of Registrant's Name Into English)

              CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP
                   (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F   X   Form 40-F ___
               -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes ___ No   X
                -----

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

                          FORM 6-K: TABLE OF CONTENTS

1. Press Release of Scottish Power plc, dated March 20, 2002, announcement regarding completion of demerger of THUS Group plc.

                                  SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             /s/ Scottish Power plc
                                             --------------------------------
                                             (Registrant)

Date March 21, 2002                     By:  /s/ Alan McCulloch
     ------------------                      --------------------------------
                                             Alan McCulloch
                                             Assistant Company Secretary
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                                    [LOGO]
                                Scottish Power


FOR IMMEDIATE RELEASE
---------------------

                              Contacts: Andrew Jamieson
                                        ScottishPower, (Glasgow, Scotland)
                                        +44 (0)141 636 4527
                                        - or -
                                        Bob Hess
                                        ScottishPower (Portland, Oregon)
                                        +1 503 813 7234
                                        - or -
                                        Brian Rafferty
                                        Taylor Rafferty
                                        +1 212 889 4350

COMPLETION OF DEMERGER OF THUS GROUP PLC ("THUS ")
--------------------------------------------------

GLASGOW - March 20, 2002 - Further to yesterday's announcement confirming the completion of the demerger of ScottishPower's (LSE: SPW, NYSE: SPI) interest in THUS, ScottishPower is pleased to announce the final terms for ScottishPower shareholders.

As a result of the demerger, and the subsequent conversion of THUS participating preference shares into THUS ordinary shares approved at a THUS extraordinary general meeting yesterday, ScottishPower shareholders have received approximately 53.75786869 THUS ordinary shares for every 100 ScottishPower ordinary shares held at 5.00pm on 15 March 2002. As previously announced, fractional entitlements to THUS ordinary shares have not been distributed but have been sold for the benefit of ScottishPower (in the case of fractional entitlements arising from the special dividend effecting the demerger) and THUS (in the case of fractional entitlements arising from the conversion of THUS participating preference shares into THUS ordinary shares). Accordingly, the exact number of THUS ordinary shares that each individual ScottishPower shareholder has received was determined following the deduction of the relevant fractional entitlements. The impact of the deduction of fractional entitlements is illustrated in note 1 to this announcement.

THUS share certificates are expected to be posted to ScottishPower shareholders by 27 March 2002.

Shareholders who have elected to have their entitlement to THUS ordinary shares sold on their behalf will receive 15p for each THUS ordinary share. Settlement cheques will be posted by 27 March 2002.

                                   - more -
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                                      -2-

Holders of ScottishPower ADSs have had their entitlement to THUS ordinary shares sold on their behalf at 15p for each THUS ordinary share. JPMorgan Chase Bank, as the depositary of the American Depositary Receipt programme, will convert such funds and send U.S. dollar proceeds, net of transaction and other costs and expenses, to the ADS holders entitled thereto. Settlement cheques will be posted on 8/9 April 2002.

Enquiries:

HSBC Investment Bank plc
Peter Jones               +44 (0)20 7336 9315
John Hannaford            +44 (0)20 7336 2006

HSBC Investment Bank plc is acting exclusively for ScottishPower and no one else in connection with the proposals described in this announcement and will not be responsible to anyone other than ScottishPower for providing the protections afforded to its clients or for providing advice in relation to such proposals or the contents of this announcement.

Note for editors:
----------------

The impact of the deduction of fractional entitlements is illustrated below for holders of exactly 100 and 1,000 ScottishPower shares respectively:

ScottishPower shares held                          100              1,000

Demerger
THUS Ordinary shares received                      49.97481096      499.7481096
After elimination of fractional entitlements       49               499

THUS Preference shares received                    1.34942060       13.4942060
After elimination of fractional entitlements       1                13

Conversion of THUS preference shares to ordinary shares (if approved at THUS EGM)
THUS Ordinary shares received (after conversion)   2.80346820       36.4450866
After elimination of fractional entitlements       2                36

Post Demerger and Conversion
Total THUS Ordinary shares received                51               535

                                    *  *  *

ScottishPower's ADR, equivalent to four ordinary shares, trades on the New York Stock Exchange under the symbol SPI. ScottishPower's ordinary shares trade on the London Stock Exchange. Prices may be accessed on Bloomberg under the symbols SPI and SPW LN, on the Reuter Equities 2000 Service under SPI.N and SPW.L and on Quotron under SPWU.EU.

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